Exhibit 4.5

PAYONEER GLOBAL INC.
DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following is a summary of the material terms of Payoneer Global Inc.’s (“Payoneer,” “we,” “our,” or the “Company”) common stock and public warrants, and is not intended to be a complete summary of such securities, which, as of December 31, 2023, were registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The full text of our amended and restated certificate of incorporation, our amended and restated bylaws and the Warrant Agreement (as defined below) are included as exhibits to our Annual Report on Form 10-K of which this exhibit is a part. The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (“DGCL”), as applicable.

Authorized and Outstanding Stock

Our amended and restated certificate of incorporation (our “certificate of incorporation”) authorizes the issuance of an aggregate of 4,180,000,000 shares of capital stock, consisting of 3,800,000,000 shares of common stock, $0.01 par value per share and 380,000,000 shares of preferred stock, $0.01 par value per share. Unless our board of directors (the “Board of Directors”) determines otherwise, we have and will continue to, issue all shares of capital stock in uncertificated form.

Common Stock

Our certificate of incorporation provides for one class of common stock. Except as otherwise required by applicable law or as provided in our certificate of incorporation, the holders of common stock are entitled to one vote per share on matters to be voted on by stockholders generally or by holders of common stock as a separate class.

Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any other outstanding class or series of stock, holders of common stock will be entitled to receive such dividends and distributions, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor.

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange, and subject to the terms of our certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of common stock. Our Board of Directors is able to determine, with respect to any series of preferred stock, designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any.

We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the rights of the common stock to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock.

Election of Directors

All elections of directors are determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

No Cumulative Voting

Under DGCL, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting in the election of directors.

Meetings of the Stockholders

Our amended and restated bylaws (our “bylaws”) provide that stockholder meetings will be held at a date, time and place, if any, as selected by the Board of Directors, or the Chair of the Board of Directors in the absence of a designation by the Board of Directors.

Annual Meeting

Our bylaws provide that an annual stockholder meeting shall be held for the election of directors and to transact such other business as may properly be brought before the meeting.

Staggered Board

Our Board of Directors is divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors initially served or will serve (as the case may be) until our annual meetings of stockholders in 2022, 2023 and 2024, respectively.

At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

Anti-Takeover Effects of the Certificate of Incorporation, Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation, our bylaws and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Transfer Restrictions

Our certificate of incorporation provides that, subject to certain exceptions, we may request that holders or proposed transferees of its capital stock provide such information (including, without limitation, information with respect to citizenship, other holdings of our capital stock and affiliations) as it may reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, our capital stock by such stockholder could, among other things, result in such stockholder beneficially owning more than 9.9% of our issued and outstanding capital stock on a fully diluted basis (a “Violation”). This provision is designed to ensure we comply with the various licensing regimes of the several jurisdictions in which we operate, as the acquisition of more than 10% of our issued and outstanding capital stock in such jurisdictions could require regulatory notifications and/or consents.

In the event a holder or proposed transferee fails to respond to our request for information or if, upon review of information provided by such holder or proposed transferee, our Board of Directors determines that such person’s holdings or acquisition of our capital stock would result in a Violation, we may refuse to permit any such transfer of capital stock, refuse to honor any transfer of capital stock purported to have been effected (in which case, such transfer shall be deemed to have been void ab initio), suspend rights of stock ownership the exercise of which could result in a Violation, or redeem such shares of capital stock. Pursuant to our certificate of incorporation, any shares of capital stock subject to redemption shall be redeemed at a price equal to $0.01 per share, on such other terms and conditions as our Board of Directors may determine. Our certificate of incorporation provides that our Board of Directors may, in its sole discretion, exempt (proactively or retroactively) any person from the foregoing restrictions.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the Nasdaq Global Market, which would apply so long as the shares of common stock remain listed on the Nasdaq Global Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. Additionally, the number of authorized shares of any series of common stock or preferred stock may be increased or decreased (but not below the number of shares thereof outstanding) by the affirmative vote of the holders of a majority in voting power, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Our Board of Directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved shares of common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Removal of Directors; Vacancies and Newly Created Directorships

Our certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, no director may be removed from office by the stockholders other than for cause with the affirmative vote of at least a majority of the total voting power then outstanding. The certificate of incorporation further provides that, subject to the applicable provisions of the DGCL and the rights granted to one or more series of preferred stock then outstanding, any newly-created directorship on the Board of Directors that results from an increase in the number of directors and any vacancies on our Board of Directors will be filled solely by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.

Certain Anti-Takeover Provisions of our Certificate of Incorporation

Our certificate of incorporation provides that our Board of Directors be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our Board of Directors only by successfully engaging in a proxy contest at two or more annual general meetings. Our authorized but unissued preferred shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Special Stockholder Meetings

Our certificate of incorporation provides that special meetings of our stockholders may be called at any time only by the Board of Directors acting pursuant to a resolution adopted by the Board of Directors, subject to the rights of holders of any series of preferred stock then outstanding. The bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

The bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders, subject to specified exceptions. The bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any other outstanding class or series of stock, our certificate of incorporation does not permit holders of our common stock to act by consent in writing.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery of the State of Delaware, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Our certificate of incorporation and bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation and bylaws. However, investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of the forum selection provisions in the certificate of incorporation and bylaws.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation may, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

The limitation of liability provision in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Public Warrants

Our public warrants are issued pursuant to the Warrant Agreement (the “Original Warrant Agreement”) dated August 25, 2020, as amended and supplemented by the Assignment, Assumption and Amendment Agreement (together with the Original Warrant Agreement, the “Warrant Agreement”) dated June 25, 2021 among the Company, FTAC Olympus Acquisition Corporation and

Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”). The following summary of certain provisions relating to our public warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to the Warrant Agreement. You should review the Warrant Agreement for a complete description of the terms and conditions applicable to the public warrants.

General

Each whole public warrant entitles the holder to purchase one share of our common stock for $11.50 per share, subject to certain adjustments (the “Exercise Price”). The public warrants will expire at the earliest to occur of (i) 5:00 p.m., New York City time on June 25, 2026 and (ii) 5:00 p.m., New York City time on the redemption date, if any, that we may fix in accordance with the Warrant Agreement. We may extend the duration of the public warrants so long as we provide at least 20 days’ prior written notice to all registered holders. Any such extension must be identical among all of the public warrants. Any public warrant not exercised prior to its expiration will become void.

Exercise and Expiration

A public warrant may be exercised by delivering to the Warrant Agent (i) the public warrant, (ii) an election to purchase, a form of which is attached to the Warrant Agreement, and (iii) the payment in full of the Exercise Price and any and all applicable taxes due in connection with the exercise.

As soon as practicable after the exercise of any public warrant and the clearance of any applicable funds we will issue a book-entry position or certificate, as applicable, for the shares of common stock. All shares of common stock issued upon the proper exercise of a public warrant in conformity with the Warrant Agreement and the certificate of incorporation will be validly issued as fully paid and nonassessable.

Additionally, a public warrant holder may notify us in writing of the holder’s election to be subject to a provision of the Warrant Agreement preventing the holder from exercising a public warrant, to the extent that, after giving effect to such exercise, the holder (together with its affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (the “Maximum Percentage”) of our outstanding common stock immediately after giving effect to such exercise. By written notice to us, a public warrant holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice, subject to compliance with our certificate of incorporation’s transfer restrictions preventing Violations; provided, however, that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to us.

No fractional shares of common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of common stock to be issued to the holder.

Registration and Cashless Exercise

In the event a registration statement relating to the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of common stock issuable upon the exercise of the public warrants is not effective, public warrant holders have the right, until such registration statement is declared effective by the U.S. Securities and Exchange Commission, and during any other period that we may fail to have maintained an effective registration statement covering the shares of common stock issuable upon exercise of the public warrants, to exercise such public warrants on a “cashless basis.” In a cashless exercise, holders may exchange their public warrants for a number of shares of our common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of (i) the number of shares of common stock underlying the public warrants and (ii) the excess of the “fair market value” of our common stock less the Exercise Price by (y) the “fair market value” of our common stock, and (B) 0.361. In this scenario, the “fair market value” means the volume weighted average price of our common stock as reported during the 10-trading-day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent.

Additionally, we may require exercises of public warrants to be made on a “cashless basis” if our common stock is, at the time of any exercise, not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act. In that case, we will not be required to file or maintain in effect a registration statement for the registration of the shares of common stock issuable upon exercise of the public warrants. Instead, we will be required to use commercially reasonable efforts to register or qualify for sale those shares of common stock under the applicable blue sky laws, to the extent an exemption is not available.

If, by reason of any exercise of public warrants on a “cashless basis”, the holder of any public warrant would be entitled, upon the exercise of such public warrant, to receive a fractional interest in a share of common stock, we will round down to the nearest whole number, the number of shares of common stock to be issued to such holder.

Redemption and Notice

Redemption of public warrants when the price per share of common stock equals or exceeds $18.00.

Upon becoming exercisable, we may call the public warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per public warrant;
●	upon not less than 30 days’ prior written notice of redemption to the public warrant holders;
●	if, and only if, the closing price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which notice of the redemption is sent to the public warrant holders; and
●	if, and only if, there is an effective registration statement covering the issuance of shares of common stock issuable upon exercise of the public warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is sent.

Redemption of public warrants when the price per share of common stock equals or exceeds $10.00.

We may redeem the outstanding public warrants:

•        in whole and not in part;

•        at $0.10 per public warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their public warrants on a cashless basis prior to redemption and receive a number of shares of common stock as set forth in Section 6.2 of the Warrant Agreement;

•        if, and only if, the closing price of our shares of common stock equals or exceeds $10.00 per public share (as adjusted for share sub-divisions, share dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30 trading-day period ending on the third trading day prior to the date on which notice of redemption is sent to the public warrant holders; and

•        if, and only if, there is an effective registration statement covering the issuance of shares of common stock issuable upon exercise of the public warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is sent.

This redemption feature differs from the typical warrant redemption features used in many other SPAC/business combination transactions, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the shares of common stock exceeds $18.00 per share for a specified period of time.

If we choose to redeem the public warrants when the shares of common stock are trading at a price below the Exercise Price, this could result in the public warrant holders receiving fewer shares of common stock than they would have received if they had chosen to wait to exercise their public warrants for shares of common stock if and when such shares of common stock were trading at a price higher than the exercise price of $11.50.

Notice

We will mail any such notice of redemption by first class mail, postage prepaid, not less than 30 days prior to the redemption date to registered public warrant holders. The notice will be sent to each registered holder’s last address as it appears on the registration books. Any notice so mailed will be conclusively presumed to have been duly given, whether or not the registered holder actually receives such notice.

On and after the redemption date, the record holder of the public warrants will have no further rights except to receive, upon surrender of the public warrants, the applicable redemption price.

Adjustments

The number of shares of common stock issuable upon the exercise of the public warrants is subject to customary adjustments in certain circumstances, such as a stock split, dividend or reclassification of our common stock, as described in the Warrant Agreement. In the event the number of shares of common stock purchasable upon the exercise of the public warrants is adjusted, the Warrant Price (as such term is defined in the Warrant Agreement) will be adjusted (to the nearest cent) by:

●	taking the Warrant Price immediately prior to such adjustment,
●	multiplying it by the number of shares of common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment, and then
●	dividing by the number of shares of common stock so purchasable immediately thereafter.

If, by reason of any adjustment made pursuant to the events described above (each, an “Adjustment”), the holder of any public warrant would be entitled, upon the exercise of such public warrant, to receive a fractional interest in a share, we will, upon such exercise, round down to the nearest whole number the number of shares of common stock to be issued to such holder.

Public warrant holders will also have replacement rights in the case of certain reorganization, merger, consolidation, or certain sale transactions involving our Company or substantially all of our assets in connection with our dissolution (each a “Replacement Event”). Upon the occurrence of any Replacement Event, public warrant holders will have the right to purchase and receive (in lieu of shares of our common stock) the kind and amount of stock or other securities or property (including cash) receivable upon such Replacement Event that the holder would have received if the public warrants were exercised immediately prior to such event.

Upon any adjustment of the Warrant Price or the number of shares issuable upon exercise of a public warrant, we will provide written notice of such adjustment to the Warrant Agent stating the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a public warrant. We will also provide notice of any adjustment described above to each public warrant holder at the last address set forth in the warrant register stating the date of the event.

Additionally, in case of any event affecting us to which the adjustments described above are not strictly applicable, but which would require an adjustment to the terms of the public warrants in order to avoid an adverse impact on the public warrants and to effectuate the intent and purpose of the adjustments provided for in the Warrant Agreement, we will appoint an appropriate independent firm to give its opinion as to whether any adjustment is necessary and, if so, the terms of such adjustment. In such an event, we will then adjust the terms of the public warrants in a manner consistent with the recommended adjustment.

Transfers and Exchanges

Public warrants may be exchanged or transferred upon surrender of the public warrant to the Warrant Agent, together with a written request for exchange or transfer. Upon any transfer, a new public warrant representing an equal aggregate number of public warrants will be issued and the old public warrant will be cancelled by the Warrant Agent.

No Rights as a Stockholder

A public warrant does not entitle the holder to any of the rights of a stockholder of our Company, including, without limitation, the right to receive dividends, the right to vote, preemptive rights, the right to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of our Company.

Registration Rights Agreement

In connection with the Reorganization, certain of our directors and officers, and several of the holders of our common stock, as well as a private warrant holder, entered in the Registration Rights Agreement. The Registration Rights Agreement also provides the parties thereto with demand, “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions. In addition, subject to certain exceptions, certain shareholders who are party to the Registration Rights Agreement agreed for a period of time not to transfer or dispose of our common stock.

Warrant Agent

The Warrant Agent for our public warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as warrant agent against all liabilities, including judgments, out-of-pocket costs and reasonable outside counsel fees, for anything done or omitted by the Warrant Agent in the execution of the Warrant Agreement, except as a result of the Warrant Agent’s gross negligence, willful misconduct, fraud or bad faith.